Exhibit 99.1

For further information contact:
Yuval Yanai	or	Fern Lazar/David Carey
Given Imaging Ltd.		Lazar Partners Ltd.
1-(866) GIVEN-IR
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS THIRD QUARTER 2006 RESULTS

- Third Quarter Revenues Up 21% Over 2005 -

- Global PillCam SB Reorders Increase 30% Over 2005 -

- Third Quarter GAAP and Non-GAAP EPS: $0.02 and $0.06, Respectively -

- Raises Non-GAAP 2006 EPS Guidance to $0.07 - $0.14 -

YOQNEAM, Israel, November 1, 2006 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the third quarter and nine months ended September 30, 2006.

Worldwide sales increased 21.2% to $24.0 million in the third quarter of 2006, compared to $19.8 million in the third quarter of 2005. Gross margin in the third quarter of 2006 was 74.8%, compared to 76.7% in the third quarter of 2005.

On a GAAP basis, the Company reported net income of $741,000, or $0.02 per share on a fully diluted basis in the third quarter of 2006, compared to net profit of $1.9 million, or $0.07 per share on a fully diluted basis in the third quarter of 2005. The third quarter 2006 GAAP results include the impact of $1.1 million in compensation expenses due to the impact of FAS 123R, which the Company adopted at the beginning of the year. On a non-GAAP basis, the Company reported net income of $1.9 million, or $0.06 per share on a fully diluted basis in the third quarter of 2006.

Cash, cash equivalents and marketable securities at September 30, 2006 totaled $90.3 million.

“I am pleased with our third quarter results and, in particular, with record PillCam SB reorders which increased 30% over last year and were up 11% in the U.S. compared to the second quarter of this year. We believe this reflects substantive progress in focusing both our U.S. and international sales teams on PillCam capsule sales. We are also encouraged by the growing reimbursement coverage for PillCam SB diagnostic procedures in several key European countries as well as the recent PillCam ESO reimbursement decision by Florida and Connecticut Medicare in the U.S.,” said Homi Shamir, president and CEO of Given Imaging. “At the same time, our efforts to control expenses have had a positive impact on net income as reflected by our bottom line improvement. ”

“We’re pleased that PillCam COLON received the CE Mark and are encouraged by initial COLON data presented at recent medical meetings,” Mr. Shamir continued.

Third Quarter 2006 Revenue Analysis

U.S. sales in the third quarter of 2006 increased by 17% to $17.0 million compared to $14.5 million sales in the same period in 2005. International sales in the third quarter of 2006 increased 32% to $7.0 million compared to $5.3 million sales in the same period in 2005.

Total PillCam SB sales in the third quarter of 2006 were approximately 41,500, an increase of 27% compared to the same period last year. PillCam SB sales in the U.S. increased 23%, while PillCam SB sales outside of the U.S. increased 38% compared to the third quarter of 2005. PillCam sales accounted for more than 82% of total revenues. In the same period in 2005, PillCam sales represented 80% of total sales.

Reorders of PillCam SB grew to 40,800, up 30% from the third quarter of 2005.

Supplemental third quarter data can be found at www.givenimaging.com in the Investor section.

Third Quarter and Recent Highlights

•	Regulatory

In late October, the company received the CE Mark to market PillCam(TM) COLON throughout the European Union.

•	PillCam SB Reimbursement
➢

France: In late July, the French National Authority for Health completed the first step in advancing universal reimbursement for PillCam SB capsule. The codification process is expected to be completed during 2007.

➢

Israel: Israel’s Ministry of Health approved reimbursement for PillCam SB for patients with iron deficiency anemia as a result of obscure gastrointestinal bleeding as well as for suspected Crohn’s disease.

➢

Spain: Spain’s National Health Service now includes PillCam™ Capsule Endoscopy for the small bowel in its portfolio of health services. Individuals with symptoms of persistent obscure gastrointestinal bleeding of presumed small bowel origin following negative upper and lower endoscopies may undergo the PillCam SB procedure at hospitals and clinics that offer it.

•	PillCam ESO Reimbursement

First Coast Service Options, Inc., which administers Florida and Connecticut Medicare, designated PillCam ESO as a diagnostic tool for patients who are unable to undergo conventional endoscopy or are diagnosed with portal hypertension and require immediate evaluation of esophageal varices. Over 3 million individuals will now have access to PillCam ESO under this designation.

Nine Month Financial Results

For the nine month period ended September 30, 2006, sales were $67.6 million compared to $62.4 million in the same period in 2005. Gross profit for the nine month period was 74.9% compared to 74.2% in 2005. On a GAAP basis, net loss for the first nine months of 2006 was $3.0 million or $0.10 per share, compared to net income of $2.8 million, or $0.095 per share, on a fully diluted basis for the same period in 2005. The nine month period ended September 30, 2006 includes the impact of $4.1 million in expenses due to the adoption of FAS 123R. The Company reported non-GAAP net income of $1.2 million, or $0.04 per share, on a diluted basis in the nine months of 2006.

2006 Guidance

The company reiterates its full year 2006 guidance of revenues of between $92 million to $97 million. The Company also announced that it increased its prior guidance for non-GAAP, fully-diluted earnings per share from a range of $0.04 to $0.14 to $0.07 to $0.14 for the full year 2006.

Third Quarter Webcast Information

Given Imaging will host a conference call tomorrow, Thursday, November 2, 2006, at 9:00 am Eastern time to discuss third quarter results. To participate in the teleconference, please dial 800-753-9048 fifteen minutes before the conference begins. International callers should dial 913-312-1278. The call will also be webcast live at www.givenimaging.com. A replay of the call will be available for thirty days on the company’s website, or until November 10, 2006 by dialing 888-203-1112. International callers should dial 719-457-0820. The replay participant code is 4578816.

About Given Imaging Ltd.

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company’s technology platform is the PillCam™ Platform, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient, a sensor array, data recorder and RAPID® software. Given Imaging has three commercially available capsules: the PillCam SB video capsule to visualize the entire small intestine which is currently marketed in the United States and in more than 50 other countries; the PillCam ESO video capsule to visualize the esophagus; and the Agile™ patency capsule to determine the free passage of the PillCam capsule in the GI tract. The PillCam COLON video capsule to visualize the colon has been cleared for marketing in the European Union and multi-center clinical trials are underway in Europe and the U.S. A capsule to visualize the stomach is under development. More than 400,000 patients worldwide have benefited from the PillCam capsule endoscopy procedure. Given Imaging’s headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Japan, Spain and Australia. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) satisfactory results of clinical trials with PillCam Colon (2) changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of future litigation, including patent litigation with Olympus Corporation, (8) the reimbursement policies for our product from healthcare payors, (9) quarterly variations in operating results, (10) the impact of the newly adopted SFAS 123R for expensing option-based payments, (11) the possibility of armed conflict or civil or military unrest in Israel, and (12) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as “Risk Factors”, “Cautionary Language Regarding Forward-Looking Statements” and “Operating Results and Financial Review and Prospects” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company’s ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

(Financial tables follow)

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Balance Sheets

In thousands except share data

	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$35,206	$65,356
Short-term investments	12,966	288
Accounts receivable:
Trade (Net of provisions for doubtful debts of $700 and $431
as of September 30, 2006 and December 31, 2005, respectively)	16,543	18,325
Other	1,634	6,264
Inventories	18,445	16,172
Prepaid expenses	2,081	1,020
Deferred taxes	1,448	1,219
Advances to suppliers	77	332

Total current assets	88,400	108,976

Deposits	457	401

Marketable securities	42,137	21,664

Assets held for severance benefits	1,821	1,690

Fixed assets, at cost, less accumulated depreciation	15,327	13,862

Other assets, at cost, less accumulated amortization	2,833	2,517

Total assets	$150,975	$149,110

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Balance Sheets

In thousands except share data

	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)

Liabilities and shareholders’ equity

Current liabilities

Current installments of obligation under capital lease	$12	$11
Accounts payable:
Trade	3,894	5,529
Other	12,892	13,886
Deferred revenue	3,383	3,333
Total current liabilities	20,181	22,759

Long-term liabilities
Deferred income	20,824	22,172
Obligation under capital lease, net	21	34
Liability for employee severance benefits	2,217	2,040
Total long-term liabilities	23,062	24,246

Total liabilities	43,243	47,005

Minority interest	3,856	61

Shareholders’ equity
Share capital:
Ordinary Shares, NIS 0.05 par value each (90,000,000 shares authorized as of
September 30, 2006 and December 31, 2005, 28,073,231
and 27,950,281 shares issued and fully paid as of September 30, 2006 and
December 31, 2005, respectively)	329	327
Additional paid-in capital	153,754	148,955
Capital reserve	2,166	2,166
Accumulated deficit	(52,373)	(49,404)
Total shareholders’ equity	103,876	102,044

Total liabilities and shareholders’ equity	$150,975	$149,110

Given Imaging Ltd. and its Consolidated Subsidiaries

Consolidated Statements of Operations

In thousands except share and per share data

	Nine-month period ended September 30,		Three-month period ended September 30,		Year ended December31,
	2006	2005	2006	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$67,557	$62,376	$24,050	$19,841	$86,776
Cost of revenues	16,969	16,070	6,058	4,618	22,070

Gross profit	50,588	46,306	17,992	15,223	64,706

Operating expenses
Research and development, gross	(9,374)	(6,079)	(2,753)	(2,061)	(8,833)
Royalty bearing participation	1,287	872	447	374	1,244

Research and development, net	(8,087)	(5,207)	(2,306)	(1,687)	(7,589)

Sales and marketing expenses	(37,123)	(32,227)	(11,239)	(9,778)	(43,281)
General and administrative expenses	(12,254)	(7,013)	(4,410)	(2,539)	(9,657)

Total operating expenses	(57,464)	(44,447)	(17,955)	(14,004)	(60,527)

Operating profit (loss)	(6,876)	1,859	37	1,219	4,179
Financing income, net	2,958	155	581	519	762

Profit (loss) before taxes on income	(3,918)	2,014	618	1,738	4,941
Taxes on income	(28)	5	(254)	(53)	286

Profit (loss) before minority share	(3,946)	2,019	364	1,685	5,227
Minority share in losses of subsidiary	977	803	377	253	1,116

Net (loss) profit	$(2,969)	$2,822	$741	$1,938	$6,343

Basic (loss) profit per Ordinary Share	$(0.10)	$0.10	$0.02	$0.07	$0.23

Diluted (loss) profit per Ordinary Share	$(0.10)	$0.09	$0.02	$0.07	$0.21

Weighted average number of Ordinary Shares outstanding used in basic profit per Ordinary Share calculation	28,017,914	27,736,989	28,061,356	27,829,442	27,781,223

Weighted average number of Ordinary Shares outstanding used in diluted profit per Ordinary Share calculation	28,017,914	29,731,618	29,377,249	29,568,874	29,695,164